
02006787

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



RECEIVED
MAR 0 1 2002
352


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| SEC FILE NUMBER |
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| 8-46743 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
The Winning Edge Financial Group, Inc

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

75 Madison Avenue
(No. and Street)

Clifton | NJ | 07011
(City) | (State) | (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ben Zangara | 973 773 6600
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Nicholas Pizzo & Company
(Name — *if individual, state last, first, middle name*)

2 Shunpike Rd | Madison | NJ | 07940
(Address) | (City) | (State) | (Zip Code)

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

VX 3-19-02

SEC 1410 (3-91)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays**

# OATH OR AFFIRMATION

I, Ben Zangara, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Winning Edge Financial Group, Inc, as of Dec. 31, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

TAMIRIA RENEE MARTIN
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires July 28, 2004



Notary Public

Ben Zangara
Signature

President
Title

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss). (operations)
- ☑ (d) Statement of Changes in Financial Condition. (Cash Flow)
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


RECEIVED
MAR 0 1 2002
252
SECTION

# THE WINNING EDGE FINANCIAL GROUP, INC.

## REPORT

## DECEMBER 31, 2001

Nicholas Puzo & Company
*Certified Public Accountants*

Two Shunpike Road
Madison, NJ, 07940

TEL (973) 822-01130
FAX (973) 822-1152

## INDEPENDENT AUDITOR'S REPORT

**To the Stockholders of**
**The Winning Edge Financial Group, Inc.**
**Clifton, New Jersey**

We have audited the accompanying statement of financial condition of The Winning Edge Financial Group, Inc. as of December 31, 2001, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Winning Edge Financial Group, Inc. as of December 31, 2001 and the results of its operations and cash flows for the year then ended, in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and in our opinion is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



**February 27, 2002**

**The Winning Edge Financial Group, Inc.**
**Statement of Financial Condition**
**December 31, 2001**

| | | |
|---|---|---|
| ASSETS: | | |
| Cash | $ 19,667 | |
| Commissions receivable | 8,198 | |
| Securities held for investment | 18,907 | |
| Income tax refund receivable | 1,258 | |
| Prepaid expenses | 1,477 | |
| Furniture and equipment (Net of $32,666 accumulated depreciation) | 2,816 | |
| TOTAL ASSETS | | $ 52,323 |
| LIABILITIES: | | |
| Accounts payable and accrued expenses | $ 3,289 | |
| Income taxes payable - current | 140 | |
| Income taxes payable - deferred | 1,838 | |
| TOTAL LIABILITIES | | $ 5,267 |
| STOCKHOLDERS' EQUITY: | | |
| Common stock - $1.00 par value, 1,000 shares authorized, issued and outstanding | $ 1,000 | |
| Paid in capital | 22,500 | |
| Retained earnings | 23,556 | |
| TOTAL STOCKHOLDERS' EQUITY | | $ 47,056 |
| TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY | | $ 52,323 |

See Notes to Financial Statements.

**The Winning Edge Financial Group, Inc.**
**Statement of Operations**
**For the Year Ended December 31, 2001**

| | | |
|---|---|---|
| REVENUE: | | |
| Commission and other income | $ 59,468 | |
| Interest income | 1,712 | |
| TOTAL REVENUE | | $ 61,180 |
| EXPENSES: | | |
| Salaries - officer | $ 15,600 | |
| Payroll taxes | 1,693 | |
| Professional fees | 4,250 | |
| Insurance | 2,772 | |
| Regulatory fees | 1,385 | |
| Dues and subscriptions | 367 | |
| Depreciation | 2,690 | |
| Miscellaneous expenses | 749 | |
| Travel and entertainment | 4,396 | |
| Office expense and supplies | 2,320 | |
| Advertising | 1,685 | |
| Telephone | 5,141 | |
| Utilities | 3,717 | |
| Rent | 14,400 | |
| Auto expense | 4,521 | |
| Repairs and maintenance | 3,433 | |
| Pension and profit sharing expense | 3,900 | |
| TOTAL EXPENSES | | $ 73,019 |
| LOSS BEFORE PROVISION FOR INCOME TAXES | | (11,839) |
| INCOME TAXES INCLUDING DEFERRED TAXES | | (760) |
| NET LOSS FOR THE YEAR ENDED DECEMBER 31, 2000 | | $ (11,079) |

See Notes to Financial Statements.

**The Winning Edge Financial Group, Inc.**
**Statement of Changes in Stockholders' Equity**
**For the Year Ended December 31, 2001**

| | Common Stock | Paid in Capital | Retained Earnings (Deficit) | Total |
|---|---|---|---|---|
| BALANCE - December 31, 2000 | $ 1,000 | $ 22,500 | $ 34,635 | $ 58,135 |
| Net loss for the year | | | (11,079) | (11,079) |
| BALANCE - December 31, 2001 | $ 1,000 | $ 22,500 | $ 23,556 | $ 47,056 |

See Notes to Financial Statements.

**The Winning Edge Financial Group, Inc.**
**Statement of Cash Flows**
**For the Year Ended December 31, 2001**

| | | |
|---|---|---|
| OPERATING ACTIVITIES: | | |
| Net loss | | (11,079) |
| Adjustments to reconcile net income to cash provided by operating activities: | | |
| Depreciation | $ 2,690 | |
| Change in assets and liabilities: | | |
| Increase in accounts payable and accrued expenses | 898 | |
| Increase in income tax refunds receivable | (303) | |
| Increase in prepaid expenses | (1,477) | |
| Decrease in commissions receivable | 849 | |
| Decrease in deferred income tax liabilities | (697) | |
| Total Adjustments | | 1,960 |
| NET CASH - OPERATING ACTIVITIES | | (9,119) |
| INVESTING ACTIVITIES: | | - |
| FINANCING ACTIVITIES | | - |
| NET INCREASE IN CASH FOR THE YEAR | | (9,119) |
| CASH - BEGINNING OF YEAR | | 28,786 |
| CASH - END OF YEAR | | $ 19,667 |
| Supplemental disclosures of cash flow information - cash paid during the year for: income taxes | | $ 354 |

See Notes to Financial Statements.

**Schedule 1**

# The Winning Edge Financial Group, Inc.
## Schedule of Computation of Net Capital Pursuant to Rule 15(c)3-1
## As of December 31, 2001

| | | |
|---|---|---|
| Total stockholders' equity | $ | 47,056 |
| DEDUCT: Total non-allowable assets | | 24,458 |
| NET CAPITAL BEFORE HAIRCUTS ON SECURITIES | | 22,598 |
| LESS: HAIRCUTS | | - |
| NET CAPITAL PURSUANT TO RULE 15(c)3-1 AS OF DECEMBER 31, 2001 | $ | 22,598 |

RECONCILIATION OF ABOVE COMPUTATION WITH AMOUNT REPORTED BY THE COMPANY ON FOCUS PART II FOR DECEMBER 31, 2001:

| | | |
|---|---|---|
| Net capital as reported by the company | $ | 23,043 |
| Audit adjustments | | (445) |
| NET CAPITAL AS SHOWN ABOVE | $ | 22,598 |

See Independent Auditor's Report and Notes to Financial Statements.

**The Winning Edge Financial Group, Inc.**
**Notes to Financial Statements**
**December 31, 2001**

**Note 1 – Summary of Significant Accounting Policies**

A. Depreciation – The cost of office furniture and equipment is depreciated under the straight-line method over the useful life of the assets. Estimated useful life for office furniture and equipment is five years to seven years. For income tax purposes the Corporation has elected to expense the cost of certain acquisitions.

B. Revenue Recognition:

   Income Earned from Investment Programs – Commissions earned are recognized at the closing of the transaction.

**Note 2 – Net Capital Requirements**

The Winning Edge Financial Group, Inc. is subject to the Securities Exchange Commission's net capital rule 15(c) 3-1. Under this rule, the required net capital shall be the greater of $10,000 or 6-2/3% of total aggregate indebtedness. At December 31, 2001, the Company had net capital of $22,598.

**Note 3 – Computation of Aggregate Indebtedness**

Total aggregate indebtedness as of December 31, 2001 was $5,267. The percentage of aggregate indebtedness to net capital as computed in Schedule 1 of this report is 23%.

**Note 4 – Lease Commitments – Related Party Transactions**

The Company leases its premises from a related party on a month-to-month basis. Rent expense for 2001 totaled $14,400.

**Note 5 – Securities held for Investment**

Securities held for investment at December 31, 2001 consisted of 1200 shares of and 300 warrants to purchase shares of the Nasdaq Stock Market, Inc. The investment is valued at cost. Market value at December 31, 2001 was not determinable.

**Note 6 – Pension and Profit Sharing Expense**

The Company instituted a defined contribution money purchase pension plan and a discretionary profit sharing plan during 2001. Plan expenses for 2001 totaled $3,900

## Note 7 – Income Taxes

Income tax expense for 2001 consisted of the following:

| | Current | Deferred | Total |
|---|---|---|---|
| Federal income taxes | $(303) | $(418) | $(721) |
| New Jersey income taxes | 240 | (279) | (39) |
| Total | $ (63) | $(697) | $(760) |

Nicholas Puzo & Company
*Certified Public Accountants*
---
Two Shunpike Road
Madison, NJ, 07940
—
TEL (973) 822-01130
FAX (973) 822-1152

## REPORT ON INTERNAL CONTROL

**To the Stockholders of**
**The Winning Edge Financial Group, Inc.**
**Clifton, New Jersey**

In planning and performing our audit of the financial statements of The Wining Edge Financial Group, Inc. for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by The Winning Edge Financial Group, Inc. that we considered relevant to the objectives stated in rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15(c)3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and to the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives.

Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objective.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 and should not be used for any other purpose.



February 27, 2002